

Sunrise New Energy

Powering the Shift to EVs

Investor Deck

August 2022

Forwarding Looking Statements and Disclaimers

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the Company's control. Some of the important factors that could cause the Company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the Company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The Company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Sunrise New Energy Inc, Ltd

About Us



Our Beginnings

- Founded in 2014 by Chairman & CEO, Haiping Hu
- Grew internet knowledge sharing platform from zero to $23 million in sales in 2020 before COVID-19 negatively impacted business
- IPOed on NASDAQ in Feb 2021. Ticker: EPOW



Where We Are

- Sunrise entered graphite anode manufacturing business in April 2022 with creation of new joint venture
- Sunrise's CEO previously had great success in graphite anode business
- Joint venture raised ~$30 million in equity and ~$60 million in debt to fund construction of new plant



Where We're Going

- First phase of manufacturing plant to begin production in the fall of 2022
- Plant to reach full capacity by late 2023
- At full capacity plant will produce $300 million worth of graphite anode

Investors know the switch to EVs is driving massive demand for ***lithium*** but...

"The global demand for EVs is expected to drive a massive increase in demand for ***graphite***. The world could be short 80,000 tonnes of the mineral in 2022 as demand from the EV sector rapidly scales up..."

"Threat of graphite shortage looms over EV rollout"
www.spglobal.com

"Each EV battery contain 20-30% ***graphite***, which means that graphite demand will soar in tandem with EV demand. And at the same time, both China and the US are now struggling with a graphite squeeze."

"Why Graphite Could Be the Hottest Commodity of 2022"
www.batterynews.com



Why is manufacturing *graphite* an attractive business?

- Each EV requires ~67kgs of graphite
- Graphite is already in short supply
- Projected growth of 700% in the next 10 years

  Source: Benchmark Mineral Intelligence

- Each 1% shift of car production to EVs adds $500mm to graphite demand
- $15 billion market for graphite in 2021

EV growth means massive demand for graphite

In a market that is already supply constrained



1,250,000
1,000,000
750,000
500,000
250,000
0
Metric tons graphite
111,723
223,445
335,168
446,890
558,613
670,335
782,058
893,780
1,005,503
1,117,225
2.5
5
7.5
10
12.5
15
17.5
20
22.5
25
Percentage transition to EVs
Graphite demand per year

1000%

Growth in graphite demand to get to 25% EV penetration

*Does not include graphite demand from EV trucks nor from lithium-ion energy backup systems

*Sunrise New Energy's estimates based on 67 kgs graphite anode per new EV

Graphite needed for energy storage

IEA estimates tens of million of tons demand

Figure 3.20 Cumulative Demand for Minerals Needed for Energy Storage Through 2050



tons (million)
0
50
100
150
200
250
300
IEA B2DS
IEA 2DS
IEA RTS
Graphite
Nickel
Cobalt
Manganese
Lead
Lithium
Vanadium
Aluminum
Iron
Chromium
Copper
Zinc
Indium
Iron
Molybdenum
Neodymium
Silver
Titanium

Note: Demand in the 4DS scenario is not presented because energy storage is not modeled in that scenario. 2DS = 2-degree scenario, B2DS = beyond 2-degree scenario, IEA = International Energy Agency, RTS = reference technology scenario.

Why will Sunrise thrive in the graphite business?

History of success

In 1999 our Chairman Haiping Hu, founded Shanghai Shanshan Technology Co, Ltd., a manufacturer of anode materials for Li-ion batteries. He grew that business from zero to $3 billion in sales.

Relationships with major battery companies

Have credibility to strike deals right away.

A winning team!

Recruited key members from the team that grew Shanshan Technology.

Secured supply of raw materials

Plant is in close proximity to readily available supply of coking coal





Manufacturing plant in Guizhou Province

- $138,000\ m^2$ plant under construction
  - First output in Fall of 2022
  - Estimated full capacity by late 2023
- Plant construction funded
  - Raised ~$30 million in equity and and ~$60 million in debt in the joint venture in China
- Peak annual capacity of 50,000 tons of graphite
  - At current pricing = ***$300 million in sales*** *potential*
- Why Guizhou?
  - Cheap *green* electricity
  - Regional government courting industrial companies with incentives
  - Local source of raw materials
- Big ambitions!
  - Goal is to become the world's leading graphite anode company

Plant construction timeline

March 2022
Construction Begins

June 2022
Hit 600 tons per month output from trial production line

Sept 2022
Expected completion of graphitization line

Early 2023
Expected completion of final production facility with 5,000 tons per month of graphite anode

Summer 2023
Plant expected to reach full capacity

Plant construction pictures



138,000 m² plant



Massive scale



Skilled employees



Highest quality control

Our customer base is strong and growing...

Includes the top 3 global lithium-ion battery companies

CATL 宁德时代

冠翔科技 Guanxiang Technology

派能科技 PYLONTECH

深圳市天成和科技有限公司 Shenzhen Teensky Technology Co.,Limited

KAIJIN 凯金

HUAWEI

HiTHIUM

南都电源 Narada

亚飞 YAFEI

Early Success


"
A journey of a thousand miles begins with a single step
- Lao Tzu

- $19.3 million sales contract signed
  - Already $11.1 million of product delivered
  - Sold to CATL, the largest lithium-ion battery company in the world
- Stay tuned...
  - Anticipate announcing more sales contracts soon!



“The electrification of vehicles has created a “gold” rush for graphite anode. I am confident that Sunrise will become the leader and in the process create great returns for shareholders.”

Sunrise New Energy's Chairman & CEO Mr. Haiping Hu



Investment highlight summary

Sunrise New Energy

- Graphite anode is in huge demand with EV growth
- Chairman Hu and key employees were hugely successful in this business
- Hi-tech plant is under construction in Ghiziou Provence
- $300 million revenue potential from plant at full capacity
- Strong customer base
- Low cost producer
- May expand plant even further to expand capacity